SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 28TH, 2013

DATE, TIME AND PLACE: On June 28th, 2013, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Oscar Cicchetti. The meeting was also attended by Messrs. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Claudio Zezza, Chief Financial Officer; Flávio Morelli, Human Ressources Officer; and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Interim Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the activities carried out by the Compensation Committee; (2) To resolve on the proposal of the Managements by Objectives (“MBO”) of the Company for the year of 2013; (3) To resolve on the purchasing of handsets ("mobile phones and tablets") to supply the stock and the operation of TIM Celular S.A. and acquiring goods and services of network to compliance the plan of quality and network coverage; (4) To resolve on the subjects regarding to the property where is installed the Polo Industrial de Santo Andre; and (5) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the activities carried out by the Compensation Committee in the meeting held on June 21st, 2013, when the members of the committee issued an favorably opinion about the proposal of the MBO of the Company for the year of 2013;

(2) To approve the proposal of the MBO of the Company for the year of 2013, in accordance with the material presented and filed at the Company’s head offices;

(3) In view of the occurrence of subsequent events to the convening notice of this meeting, the appraisal of this item of the agenda was impaired and will be reassessed by the Board in due course;

(4) To acknowledge about the issues regarding to the property of Pirelli S.A, where is installed the Polo Industrial de Santo André (“PISA”); and

(8) No other matter was discussed by the Board Members.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, June 28th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 28, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.